DocuSign Envelope ID: 1CEB65D7-0FEA-48C5-963C-4A51A051FCA8

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

HELE FITNESS LLC

THIS OPERATING AGREEMENT ("Agreement"), is made and entered into as of this 1st day of January, 2021 by Hele Fitness LLC, a Limited Liability Company (the "Company"), and its Members, <u>Mr. Marcus Souza</u> (Member 1), <u>Mr. Gustavo Mello</u> (Member 2), <u>Kai Capital Group LLC</u> (Member 3), <u>Olakino Consulting LLC</u> and (Membe<u>r 4) Mr. Joseph & Mrs. Melissa Casale</u> (Member 5) hereinafter collectively as the "Members."

The Members hereby adopt this agreement as the "Operating Agreement" of the Company to set forth the rules, regulations, and provisions regarding the management and the business of the Company, the governance of the Company, the conduct of its business, and the rights and privileges of its Members.

NOW THEREFORE, the Members and the Company, intending to be legally bound, hereby agree as follows:

ARTICLE I
ORGANIZATION AND BUSINESS PURPOSE

1.1 **Formation** On, December 16th, 2016, the Company was formed by registering with the State of Hawaii's Department of Commerce and Consumer Affairs, in accordance with the Limited Liability Company Act.

1.2 **Name** The name of the Company shall be Hele Fitness LLC and Hele Fitness Equipment LLC. The Company may do business under these names and under any other name or names which the Members select. If the Company does business under a different name, the Company shall file a DBA (Doing Business As) name as required by law.

1.3 **Term** The LLC will commence its business as of the date of the filing of the Articles of Organization and will continue until dissolution pursuant to Section 9 of this Agreement

1.4 **Principal Office** The location of the principal place of business of the Company within the State of Hawaii and holds place of business at 46-217 Kahuhipa St. Unit 19 Kaneohe, HI 96744.

1.5 **Registered Agent** Marcus Souza shall be the registered agent in the State of Hawaii. The location of the registered agent is 47-724 Hui Kelu St. Apt.3 DRWY 6, Kaneohe, HI 96744.

1.6 **Members** The name, present mailing address, initial capital contributions, and percentage interest of each Member is set forth in Schedule A, as amended from time to time.

1.7 **Admission of Additional Members** No additional members may be admitted to the Company without the prior unanimous written consent of all of the Members.

1.8 **Business Purpose** The purpose of the Company is to engage in any lawful act or activity for which a Limited Liability Company may be formed and operated in the State of Hawaii and under its applicable laws. Under these parameters, the Company designs, produces and sells fitness equipment, fitness programming and other fitness specific intellectual property.

ARTICLE II
CAPITALIZATION OF COMPANY

2.1 **Membership Units** The Company authorized two classes of Membership Units, 200,000 of Preferred Units and 800,000 of Common Units for a total of one million Membership Units.

2.2 **Initial Capital Contributions** The capital contributions made by each Member to the Company is set forth in Schedule A.

2.3 **Additional Capital Contributions** The Members shall make capital contributions to the Company in proportion to their respective percentage interest in the Company. In the event the Company must reimburse costs attributable to capital contributions, then such reimbursements shall be made in proportion to

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the Member's respective Percentage Interests. For purposes of this section capital contributions shall not include time spent by each Member.

2.4   **Percentage Interest** Each Member will own a percentage interest in the LLC. Each Member's Percentage Interest is set forth on Schedule A.

2.5   **No Interest on Capital Contributions** Members shall not be paid interest on their capital contributions.

2.6   **Return of Capital Contributions** Except as otherwise provided in this Agreement, no Member shall have the right to receive any return of any capital contribution or to demand distribution.

ARTICLE III
ALLOCATIONS OF PROFITS AND LOSSES, DISTRIBUTIONS, WITHHOLDINGS, AND METHOD OF ACCOUNTING

3.1   **Allocation of Profits and Losses** The Company's net profits or net losses shall be determined on an annual basis and shall be allocated to the Member in proportion to his/her percentage interest in the Company as set forth in Schedule A with Preferred Units receiving 1x liquidation preference to Common Units.

3.2   **Distributions** The Members shall determine and distribute available funds in such amount and at such time as they see fit. Available funds shall mean the net cash of the Company available after the Members have allocated appropriate provisions for expenses and liabilities. Distributions for purposes of liquidation of the Company or in liquidation of the Member's interest shall be made in accordance with the share class and Membership Units in Schedule A.

3.3   **Distribution of Assets** If any assets of the Company are distributed in Kind to the Member, those assets shall be valued on the basis of their fair market value. Unless the Member decides otherwise, the fair market value of the assets

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shall be determined by an independent appraiser who shall be selected by the Members. The profit or loss for each unsold asset shall be determined as if the asset had been sold at fair market value and shall be allocated as provided in Section 3.1.

3.4 **Withholding** The Members are authorized to withhold from distributions, profit allocations, or payments to other Members, in order to pay appropriate federal, state, or local government authority any amount required to be withheld pursuant to the provision of the applicable state or local law. All amounts withheld pursuant to this section, shall be treated as amounts distributed to such Member pursuant to Section 3.2.

3.5 **Method of Accounting** The Company will use the **accrual method** of accounting as previously agreed to and determined by the Members for financial reporting and tax purposes.

3.6 **Amendments to this section** The Members are authorized, upon the advice of the Company's tax counsel, to amend this Section 3 to comply with the Code and Regulations promulgated under Section 704(b) of the Code.

ARTICLE IV
MANAGEMENT

4.1 **Member Managed** The management of the Company shall be vested in its "Founding Members" (Marcus Souza, Gustavo Mello & Kai Capital Group LLC). These Members shall be agents of the Company for the purpose of the business and its affairs. These Members shall possess all powers on behalf of the Company to do all things necessary to carry out the business and affairs of the company.

4.2 **Powers of Members** No act shall be taken, obligation incurred, or power exercised by the Company, Member, employee, or any agents of the Company on behalf of the Company with respect to any of the following, except with the unanimous approval of all its Founding Members.

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4.2.1   The lease, transfer, encumbrances, or other dispositions by the Company of all or substantially all of its assets.

4.2.2   Any merger or consolidation involving the Company.

4.2.3   Any split, combination or reclassification of any Member's interest.

4.2.4   The issuance by the Company of any additional Interests or equity interests of the Company, or the admission of any Person as a Member of the Company.

4.2.5   Any change of the Company's name or any amendment of the Certificate of Formation or this Agreement, including, without limitation, any change in the purposes of the company.

4.2.6   The purchase, lease, exchange, or acquisition of any equity interest or assets of any other person, other than in the ordinary course of business.

4.3   **Deadlock of Members** The Members shall make due effort to resolve differences within the Membership. In the event the Members are not able to agree on an appropriate resolution then the Members shall submit to mediation. All costs associated with such mediation shall be split in accordance with each Member's percentage interest.

4.4   **Standard of Care** The Members shall fulfill his or her duties as Members in good faith, with the care an ordinary prudent person in a like position would exercise under similar circumstances, and in a manner he or she reasonably believes to be in the best interest of the Company.

ARTICLE V
BANKING, PAYMENT OF EXPENSES AND COMPENSATION

5.1   **Bank Accounts** All funds of the company will be deposited in a bank or brokerage accounts in the Company's name. The Members shall determine the institution(s) where the accounts will be opened and maintained, the types of

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accounts, and who has authority with respect to the accounts and the funds therein.

5.2 **Organization Expenses** All expenses incurred in connection with the organization of the Company shall be paid by the Company.

5.3 **Legal and Accounting Services** The Company may obtain legal and accounting services to the extent reasonably necessary for the conduct of the Company's business.

5.4 **Compensation** The Members shall be entitled to compensation. Compensation shall be made in an amount and at such time as determined by the Founding Members.



ARTICLE VI
MEETING AND RECORDS

6.1 **Place of Meeting** Meeting of the Members shall be held at such place as determined by the Members, inside or outside the State of Hawaii, pursuant to proper notice.

6.2 **Annual Meeting** An annual meeting of the Members of the Company shall be held each year on the date and at the time as determined by the Members, who may, in his or her sole discretion, elect not to hold an annual meeting. Failure to hold an annual meeting at the time stated does not affect the validity of any action taken by the Company.

6.3 **Notice of Meetings** A notice of all meetings, stating the place, date, and time of the meeting shall be provided to each Members at his or her address as shown on <u>Schedule A</u> by mail at least seven (7) calendar days prior to the meeting or by personal delivery, telephonic, or electronic delivery at least three (3) days prior to the meeting.

6.4   **Waiver of Notice** Attendance of a Member at a meeting shall constitute a waiver of notice of the meeting. Notification of a meeting may also be waived in writing.

6.5   **Conference Telephone Meeting** Meetings of the Member(s) may be held by means of conference telephone or similar communications.

6.6   **Records** The Members shall cause the Company to keep at the principal place of business the following:

1.   Current list of names and address of the Member(s)

2.   A copy of this Operating Agreement and all attached Schedules

3.   A copy of the Articles of Organization

4.   Copies of the Company's federal tax returns, reports, and other financial statements for the past two years.

ARTICLE VII
LIMITATION OF LIABILITY, INDEPENDENT ACTIVITIES AND
INDEMNIFICATION

7.1   **Limitation of Liability** To the extent permitted by law, the Members shall <u>not</u> be liable for damages or otherwise to the Company or any other Member, for any act, omission or error in judgment performed, omitted or made by it or them in good faith and in a manner reasonably believed by it or them to be within the scope of authority granted by this Agreement provided that such act, omission, or error in judgment does not constitute bad faith, fraud, gross negligence, intentional misconduct, or knowing violations of the law.

7.2   **Limitations to Third Parties** The debts, obligations, and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and no Member of the Company shall be obligated personally for any such debt, obligation, or liability by reason of being a Member of the Company.

7.3   **Independent Activities** Members may engage in or possess an interest in other businesses of any nature or description, including, but not limited to, ownership, employment by, or financing, except for businesses that are similar to the business of the Company as determined by the Founding Members.

7.4   **Indemnification** To the extent permitted by law, Members, employees, or any other agent ("Covered Persons") thereof shall be entitled to indemnification from the Company from and against any judgments, settlements, penalties, fines, or expenses incurred in a proceeding to which such Covered Person is a party because he or she is, or was a Member, or was serving at the request of the Company, provided that such Covered Person acted in good faith and in a manner reasonably believed to be in the best interest of the Company, except that no Covered Person shall be entitled to indemnification from or on account of acts or omissions of the Covered Person adjudged to be gross negligence, intentional misconduct, or a knowing violation of the law.

ARTICLE VIII
TRANSFERS, ASSIGNMENT, AND WITHDRAWAL

8.1   **Transfers Prohibited** Except as otherwise provided in this Agreement, no Member may voluntarily or involuntarily transfer, sell, convey, encumber, assign, or otherwise dispose of (collectively, "Transfer") an interest in the Company without the prior written consent of all non-transferring Members.

8.2   **Right of First Refusal** Notwithstanding Section 8.1, a Member may transfer all or part of the Member's interest ("Interest") in the Company in compliance with the terms below:

8.2.1   The transferring Member must provide written notice to all other Members, stating the price and terms on which the Member is prepared to sell his/her interest ("Offer").

8.2.2   The Company shall have the first option to purchase the Interest from the transferor on the terms listed in the Offer. The Company shall have thirty (30) calendar days after the receipt of the Offer to exercise its option to purchase by providing written notice to the transferor.

8.2.3   If the Company fails to notify the transferring Member of its desire to exercise its option, then the Company will be deemed to have waived its right to acquire the Interest on the terms described in the Offer and the transferring Member may sell and convey the Interest consistent with the Offer to another Member of the Company; provided, however, if the sale to another Member is made on terms that are more favorable then stated in the original Offer, the transferring Member must reoffer the sale of the Interest to the Company at the new terms and price prior to offering it to another Member.

8.2.4   The Member desiring to purchase the Interest from the transferring Member shall have thirty (30) calendar days after the receipt of the Offer to exercises his/her option by providing written notice to the transferor. If the Member fails to notify the transferring Member of his/her desire to exercise his/her option, then the Member will have waived its right to acquire the Interest on the terms described in the Offer and the transferring Member may sell and convey the Interest consistent with the Offer to any other person or entity with the approval of the non-transferring Member(s); provided, however, if the sale to another person or entity is made on terms that are more favorable then stated in the original Offer, the transferring Member must reoffer the sale of the interest first to the Company and if the Company does not exercise its option then to the Member at the new terms and price prior to offering it to another person or entity..

8.2.5   In the event that neither the Company nor the other Members elect to purchase the Interest, the transferring Member may sell and convey the interest consistent with the Offer to any other person or entity with the approval of the non-transferring Members, provided that such Transfer shall be made on terms no favorable then offered to the Company and its Members. The transferee shall retain only economic rights in the Company and shall not be admitted as a full Member without the unanimous written approval of the non-transferring Member(s).

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8.2.6   Notwithstanding the foregoing provisions of Section 8.2, should the remaining Member be entitled to and elect to acquire all the Interests of the other Members of the Company in accordance with the provisions of 8.2, such that the Company becomes a single Member Limited Liability Company, the acquiring Member may assign the right to acquire Interests to a spouse, lineal descendent, or an affiliated entity if the assignment is reasonably believed to be necessary to continue the existence of the Company as a Limited Liability Company.

8.3   **Invalid Transfer of Interest** Each Member hereby acknowledges that any transfer of any Interest or portion thereof in violation of the term of Section 8 shall be deemed invalid, null and void, and of no force or effect.

8.4   **Withdrawal** A Member may not withdraw from the Company prior to dissolution and winding up of the Company. However, in the event a Member chooses to withdraw prior to dissolution then such Member shall sell to the Company his/her Percentage Interest and the Company shall purchase such Member's Interest at a value determined by the Company. The Company shall make payments as determined by the Company in the amount and frequency that is reasonable to the cash position and future needs of the Company. The withdrawing Member forfeits all rights with respect to Company determinations upon submission of withdrawal notice.


ARTICLE IX
DISSOLUTION AND LIQUIDATION


9.1 **Events of Dissolution** The Company shall be dissolved upon the happening of any of the following events:

9.1.1   Unanimous written consent of all the Fouding Members.

9.1.2   Any event that makes it unlawful or impossible to carry on the business of the Company.

9.1.3   Death, expulsion, bankruptcy, or the occurrence of any event that terminates the continued membership of a Member to the Company, unless the sole remaining Member, within 120 calendar days after the date of that event, elects to continue the business of the Company. In the event a Member elects to continue the business then the Terminating Member or his/her estate shall be treated as a withdrawn Member for purposes of this Agreement and section 8.4 shall apply.

9.1.4   Sale, transfer, or other disposition of all or substantially of the Company's assets.

9.1.5   Any other event causing dissolution under the laws of the State of Hawaii.

10   **Procedure for Winding up and Dissolution** If the Company is dissolved; the Members shall wind up its affairs by taking a full account of the Company's assets and liabilities. Upon winding up the Company, the assets of the Company shall be distributed first to creditors who are not Members of the Company in satisfaction of any debts of the Company, then to Members in discharge of any debts owed to the Members, and any excess amount available after the Members have paid all of the Company's claims and obligations shall be distributed to the Members in accordance with Section 3 of this Agreement.

11   **Termination** The Members shall comply with any applicable law pertaining to the winding up of the affairs of the Company and the final distribution of assets. Upon the completion of the winding up, liquidation, and distribution of assets, and the filing of a Certificate of Dissolution, the Company shall be deemed terminated.

ARTICLE X
GENERAL PROVISIONS

12.1   **Amendment** Amendments to this Agreement may be proposed by the Members. A proposed amendment will be adopted and made effected only with the unanimous written approval of all the Founding Members.

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12.2 **Modification** No modification or amendment of any provision of this Agreement shall be binding on any Member without the prior written consent of all the Fouding Members.

12.3 **Governing Law** This Agreement and the rights and obligations of the parties under it are governed by and interpreted in accordance with the laws of the State of Hawaii.

12.4 **Dispute Resolution** Any dispute, controversy, or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled first by non-binding mediation and if the parties are not satisfied by the results thereof, then by binding arbitration in accordance with the commercial arbitration rules of the American Arbitration Association ("AAA"). The arbitration proceedings shall be conducted in Honolulu County, Hawaii, or such other location as the parties may mutually agree. The parties shall mutually agree on an arbitrator. If the parties are not able to mutually agree on a single arbitrator, each party will then select an arbitrator who working together will appoint a third arbitrator who will serve as the sole arbiter of the dispute. The prevailing party may enter any judgment or award rendered by the arbitrator in any court having jurisdiction thereof.

12.5 **Complete Agreement** This Agreement constitutes the entire and exclusive understanding and agreement of its Members. It supersedes all prior written and oral statements, including any prior representation, statement, condition or warranty.

12.6 **Severability** In the event any provision of this Agreement is held to be illegal, invalid, or unenforceable to any extent, the legality, validity and enforceability of the remainder of this Agreement shall not be affected thereby and shall remain in full force and effect and shall be enforced to the greatest extent permitted by law.

12.7 **Notice** All notices required to be given by this Agreement shall be in writing and sent to the appropriate address as listed on Schedule A and will be effective upon receipt.

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Signature Page to Follow

IN WITNESS WHEREOF, the parties hereto have executed this Agreement.

Member 1 DocuSigned by: Marcus BBC4C7025728431... ____________________

Print Name _Marcus Souza____________________

Member 2 DocuSigned by: Gustavo Mello 8E9FD00C80584F5... ____________________

Print Name _Gustavo Mello____________________

Member 3 DocuSigned by: 5510ABB7008F4AD... ____________________

Print Name _Kai Capital Group LLC______________

Member 4 DocuSigned by: Dara Tawarahara 43DB722D3F4A494... ____________________

Print Name _Olakino Consulting LLC_____________

Member 5 DocuSigned by: 3EC1684FEB3D491... ____________________ DocuSigned by: Melissa Casale 0BB96010709E41D...

Print Name _Mr. Joseph & Mrs. Melissa Casale______

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Schedule A

MEMBER	CAPITAL	COMMON UNITS	PREF. UNITS	EQUITY %
Marcus Souza	$10,000.00	220,000.00	30,000.00	25.00%
Gustavo Mello	$10,000.00	220,000.00	30,000.00	25.00%
Kai Capital Group LLC	$10,000.00	220,000.00	30,000.00	25.00%
Olakino Consulting LLC	$5,000.00	90,000.00	10,000.00	10.00%
Joseph & Melissa Casale	$100,000.00 (Line of Credit)	50,000.00	0.00	5.00%
Reserve Pool			100,000.00	10.00%
	Total Units:	800,000.00	200,000.00	
TOTALS:			1,000,000	100.00%